Exhibit 4.2

FIRST AMENDMENT

TO

AGREEMENT OF LIMITED PARTNERSHIP

OF

UNITED REALTY CAPITAL OPERATING PARTNERSHIP, L.P.

This FIRST AMENDMENT TO AGREEMENT OF LIMITED PARTNERSHIP OF UNITED REALTY CAPITAL OPERATING PARTNERSHIP, L.P. (this “Amendment”) is made as of March 29, 2013, and is executed on April 24, 2013, by and among United Realty Trust, Inc., a Maryland corporation, in its capacity as the general partner (the “General Partner”) of United Realty Capital Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), and URTI LP, LLC, the initial limited partner of the partnership, a Delaware limited liability company (the “Initial Limited Partner”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Agreement of Limited Partnership of the Partnership, dated as of August 15, 2012 (the “Partnership Agreement”).

RECITALS:

WHEREAS, pursuant to Section 14.1 of the Partnership Agreement, the parties hereto desire to amend the Partnership Agreement to include a special allocation to certain deductions to and deficit restoration obligation of the Initial Limited Partner, who has agreed to bear the economic risk of loss with respect to such deductions;

NOW THEREFORE, in consideration of the premises made hereunder, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Article I of the Partnership Agreement is hereby amended to include the following additional definition:

““Target Capital Account” means the Capital Account of a Partner increased by the aggregate amount of deductions, if any, specially allocated to such Partner under Paragraph 1(c)(i) of Exhibit B and decreased by the amounts of gain from the disposition of property, if any, specially allocated to such Partner under Paragraph 1(c)(ii) of Exhibit B.”

2.	Section 8.6(a) of the Partnership Agreement is hereby amended by inserting the following sentence at the end thereof:

“Notwithstanding the foregoing, the Initial Limited Partner shall not be permitted to exchange any portion of its Partnership Units pursuant to this subparagraph 8.6(a) unless and until the Initial Limited Partner does not have a deficit balance in its Capital Account.”

3.	Section 13.3 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 13.3 is substituted in its place:

“13.3 Obligation to Contribute Deficit

If any Partner (other than the Initial Limited Partner) has a deficit balance in his, her, or its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year of liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever. If the Initial Limited Partner has a deficit balance in its Capital Account attributable to and to the extent of the special allocation of deductions provided for in Paragraph 1(c)(i) of Exhibit B (after giving effect to all contributions, distributions and allocations for all taxable years, including the year liquidation occurs), the Initial Limited Partner shall restore and contribute to the capital of the Partnership the amount necessary to restore such deficit balance to zero but not to exceed the excess of the amount of deductions specially allocated to the Initial Limited Partner pursuant to Paragraph 1(c)(i) of Exhibit B over the amount of gain from the disposition of property specially allocated to the Initial Limited Partner in accordance with Paragraph 1(c)(ii) of Exhibit B. This deficit restoration obligation is intended to comply with Section 1.704-1(b)(2)(ii)(b)(3) of the Regulations and shall be satisfied before the later to occur of (x) the end of the taxable year in which the Partnership (or the interest of the Initial Limited Partner) is liquidated, or (y) ninety (90) days after the date of the liquidation of the Partnership (or the interest of the Initial Limited Partner), which amount shall be paid to creditors of the Partnership or, if the amount contributed exceeds the amount due creditors, shall be distributed to the Partners with positive Capital Account balances.”

4.	Paragraph 1(a) of Exhibit B of the Partnership Agreement is hereby deleted in its entirety and the following new Paragraph 1(a) is substituted in its place:

“(a) General. After giving effect to the allocations in Paragraphs 1(b), 1(c) and 2 of this Exhibit B, Net Income, Net Loss and, to the extent necessary, individual items of income, gain, loss and deduction of the Partnership shall be allocated among the Partners in a manner such that the Target Capital Account of each Partner, immediately after making such allocation, is, as nearly as possible, equal proportionately to (i) the amount of the distributions that would be made to such Partner pursuant to Section 13.2(a)(iii)(D) if the Partnership were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such period, all Partnership liabilities were satisfied in full in cash according to their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and the net assets of the Partnership were distributed in accordance with Section 13.2(a)(iii)(D) to the Partners immediately after making such allocation, minus (ii) such Partner’s share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.”

5.	A new Paragraph 1(c) is hereby added to Exhibit B of the Partnership Agreement as follows:

“(c) Special Allocations.

(i) Special Allocation of Deductions. After giving effect to the allocations in Paragraphs 1(b) and 2 of this Exhibit B, but prior to any allocations under Paragraph 1(a) of this Exhibit B, certain deductions of the Partnership, as determined by the General Partner, in its sole and absolute discretion, shall be allocated first to the Initial Limited Partner until the cumulative amount specially allocated to the Initial Limited Partner pursuant to this Paragraph 1(c)(i) for all years equals $1,000,000.

(ii) Special Allocation of Disposition Gain. After giving effect to the allocations in Paragraphs 1(b), 1(c)(i) and 2 of this Exhibit B, but prior to any allocations under Paragraph 1(a), gain from the disposition of property shall be allocated first to the Initial Limited Partner to the extent of the cumulative amount specially allocated to the Initial Limited partner pursuant to Paragraph 1(c)(i).”

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first aforesaid.

GENERAL PARTNER:

UNITED REALTY TRUST, INC.

By:	/s/ Jacob Frydman
Name: Jacob Frydman Title: Chief Executive Officer

INITIAL LIMITED PARTNER:

URTI LP, LLC

By:	/s/ Jacob Frydman
Name: Jacob Frydman Title: Manager